UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (File No. 333-268454) of China Natural Resources, Inc. (the “Company”).

Sale of Precise Space-Time Technology

On July 28, 2023, the Company entered into a Sale and Purchase Agreement (“Sale and Purchase Agreement”) with Feishang Group Limited (“Feishang”). Feishang is the Company’s largest shareholder and a British Virgin Islands company wholly owned by Mr. LI Feilie, the principal beneficial owner of the Company and its former Chairman and CEO.

Pursuant to the Sale and Purchase Agreement, Feishang will pay the Company RMB95,761,119 (approximately $13.2 million, the “Base Purchase Price”) in exchange for all outstanding shares of Precise Space-Time Technology Limited (“Precise Space-Time Technology” or “PSTT”), and PSTT’s outstanding payable owed to the Company. The Base Purchase Price is subject to upward post-closing adjustment based on the difference between net assets of PSTT as included in its unaudited consolidated balance sheet as of June 30, 2023 and the base net assets (which is determined as the higher of RMB-49,074,962, PSTT’s consolidated net assets as of December 31, 2022 and RMB-34,197,300, the value of PSTT as determined by the valuation report dated July 28, 2023), as referenced in the Sale and Purchase Agreement.

Precise Space-Time Technology, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Development Co., Ltd. (“Shanghai Onway”). Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement and construction services in relation to wastewater treatment in China.

The valuation of PSTT as of December 31, 2022 as determined by an independent valuation firm on July 28, 2023 is RMB-34,197,300. The Company acquired all outstanding shares of PSTT from Mr. LI Feilie for an aggregate consideration of approximately RMB104.1 million in July 2021.

The description of the Sale and Purchase Agreement herein is qualified in its entirety by reference to the Sale and Purchase Agreement and the letter between Feishang and the Company, which is filed as Exhibit 99.1, respectively, to this Form 6-K.

Press Release

On July 28, 2023, the Company issued a press release discussing the foregoing matters, which is filed as Exhibit 99.2 to this Form 6-K.

Forward-Looking Statements

This Current Report on Form 6-K includes forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to: the potential presented by the healthcare and wastewater treatment sectors in the People’s Republic of China (the “PRC”) and other industry sectors in the PRC generally; the impact on the Company’s financial position, growth potential and business of an investment in the wastewater treatment sector of the PRC generally and in Precise Space-Time Technology and Shanghai Onway specifically; the experience, supply chain and customer relationships and market insights of the Precise Space-Time Technology team; the growth potential of the wastewater treatment and environmental protection industries in the PRC; the impact on the Company’s financial position of an investment in the healthcare sector of the PRC; and the Company’s ability to locate and execute on strategic opportunities. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statement as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: possible downturns in the healthcare or wastewater treatment sectors in the PRC or other sectors that the Company may invest in; the results of the next assessment by the Staff of the Nasdaq Listing Qualifications department of the Company’s compliance with the Nasdaq Listing Rules; uncertainties related to governmental, economic and political circumstances in the PRC; uncertainties related to metal price volatility; uncertainties related to the Company’s ability to fund operations; uncertainties related to possible future increases in operating expenses, including costs of labor and materials; uncertainties related to the impact of the COVID-19 pandemic; uncertainties related to the political situation between the PRC and the United States, and potential negative impacts on companies with operations in the PRC that are listed on exchanges in the United States; and other risks detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission. When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Sale and Purchase Agreement dated July 28, 2023, by and between China Natural Resources, Inc. and Feishang Group Limited

99.2	Press release dated July 28, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: July 28, 2023	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer